SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

Commission File Number 1-8712

NOTIFICATION OF LATE FILING

(Check One) :             ☐ Form 10-K                   ☐ Form 20-F                      ☐ Form 11-K                 ☒ Form 10-Q

                                   ☐ Form 10-D                   ☐ Form N-SAR                  ☐ N-CSR

                                     For Period Ended:  June 30, 2008

                       ☐     Transition Report on Form 10-K

                       ☐     Transition Report on Form 20-F

                       ☐     Transition Report on Form 11-K

                       ☐     Transition Report on Form 10-Q

                       ☐     Transition Report on Form N-SAR

                                   For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bowater Incorporated
Full name of registrant:

Former name if applicable:

1155 Metcalfe Street, Suite 800
Address of principal executive office (Street and number):

Montreal, Quebec H3B 5H2
City, State and Zip Code:

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Form 10‑K, 20‑F, 11-K, 10‑Q, 10‑D, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company requires additional time to finalize its financial statements and related disclosures as a result of a spin-off of its wholly-owned subsidiary Bowater Newsprint South LLC on May 15, 2008 to its parent, AbitibiBowater Inc.  Due to the additional accounting complexity the spin-off has created in the preparation of its quarterly financial statements, the Company was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 by 5:30 PM, Eastern Time, on August 14, 2008, which was the due date for such report.  The Company is working to complete its Quarterly Report on Form 10-Q as expeditiously as possible and expects to file the Form 10-Q within the time allowed by the extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph B. Johnson	(514)	875-2160
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended June 30, 2008, the Company is expected to report a net loss of approximately $200 million compared to $98.0 million for the six months ended June 30, 2007.

Bowater Incorporated
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2008

By:	/s/ Joseph B. Johnson
Name:	Joseph B. Johnson
Title:	Vice President and Controller

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